Exhibit 99.3
19 March 2007
United Utilities appoints Non Executive Director.
United Utilities PLC today announces the appointment of Dr Catherine Bell as a non-executive director with immediate effect.
Dr Bell is a former civil servant and was Acting Permanent Secretary at the Department for Trade and Industry from March to October 2005. Prior to that, she was the Director General of the Corporate Services Group and the Competition and Markets Group overseeing employment law, competition and consumer policy, company law and corporate governance; and was previously the Head of Competition and Utility Regulation.
She is currently a non-executive director of the Civil Aviation Authority, Ensus Limited and Swiss Reinsurance GB Limited.
Announcing the appointment, United Utilities’ Chairman, Sir Richard Evans said: “Catherine has had extensive experience within government and has been engaged in setting the legal and policy framework for business over the last 15 years. We are delighted that she will be joining the board as a non-executive director.”
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There are no details to disclose under paragraph 9.6.13 (1) to (6) of the Listing Rules in relation to Dr Bell.
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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.